Exhibit 2.1

AMENDMENT NO. 2

TO THE TRANSACTION AGREEMENT

AMENDMENT NO. 2, dated as of July 8, 2021 (this “Amendment No. 2”), to the Transaction Agreement, dated as of December 21, 2020 and amended as of June 4, 2021 (the “Agreement”), by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), MDC Partners Inc., a Canadian corporation, which shall domesticate to the State of Delaware and become a Delaware corporation prior to the Closing (as defined in the Agreement) in accordance with the terms of the Agreement (“MDC”), New MDC LLC, a Delaware limited liability company and wholly-owned subsidiary of MDC (“New MDC”), and Midas Merger Sub 1 LLC, a Delaware limited liability company and wholly-owned subsidiary of New MDC (“Merger Sub” and, together with Stagwell, MDC and New MDC, the “Parties”).

WHEREAS, the Parties wish to amend the Agreement;

WHEREAS, the MDC Special Committee (as defined in the Agreement) has unanimously recommended to the MDC Board that MDC amend the Agreement, and the MDC Board, acting upon the unanimous recommendation of the MDC Special Committee, has unanimously (with Mark Penn, Charlene Barshefsky and Bradley Gross abstaining from voting or participating in any deliberations with respect thereto), approved the execution, delivery and performance by MDC of this Amendment No. 2; and

WHEREAS, pursuant to Section 11.09 of the Agreement, the Agreement may be amended pursuant to an instrument in writing signed on behalf of each of the Parties (in the case of MDC, acting upon the recommendation of the MDC Special Committee).

NOW, THEREFORE, in consideration of the premises herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Definitions. Unless otherwise defined herein or amended hereby, capitalized terms used herein which are defined in the Agreement shall have the meanings ascribed to them in the Agreement.

2.	Definition of “Stagwell Contribution Consideration”. The definition of “Stagwell Contribution Consideration” set forth in Section 1.01 of the Transaction Agreement is hereby amended and restated in its entirety as follows:

“‘Stagwell Contribution Consideration’ means 180,000,000 OpCo Common Units (such OpCo Common Units, the ‘Stagwell OpCo Units’); provided, however, that to the extent that one or more of the transactions contemplated by the Stagwell Restructuring shall not have been completed as of the Closing, the number of OpCo Common Units constituting Stagwell OpCo Units issuable as Stagwell Contribution Consideration shall be reduced by the sum of (i) the product of (A) a fraction equal to (1) the aggregate Undelivered Stagwell Subject Entity EBITDA for all Undelivered Stagwell Subject Entity Equity (if any), divided by (2) the amount set forth in the row entitled ‘Total’ in the column titled ‘Proportional Ownership’ in Schedule IX, and (B) the number of shares of OpCo Common Units that would have otherwise been issued as Stagwell Contribution Consideration but for this proviso (including without duplication before any reduction pursuant to clause (ii) hereof), and (ii) the aggregate Undelivered Stagwell Incentive Award OpCo Units for all Undelivered Stagwell Incentive Awards (if any); provided further, however, that the Stagwell Contribution Consideration shall automatically be adjusted for any share splits, share dividends, reverse splits, share capitalizations, reorganizations, reclassifications, recapitalizations or similar events effected by MDC or New MDC prior to the Closing in order to give effect to the intent of the substance of the transactions contemplated hereby).”

3.	Stagwell Net Debt Cap. The first sentence of Section 7.14 of the Agreement is hereby amended and restated in its entirety as follows:

“Stagwell covenants and agrees that, pursuant to the Stagwell Contribution, the Stagwell Subject Entities shall be contributed with no greater than $285 million in the aggregate of Net Debt (such amount, the ‘Stagwell Net Debt Cap,’ and such requirement, the ‘Stagwell Net Debt Condition’).”

4.	Post-Closing New MDC Board and Committee Representation. Section 7.15 of the Agreement is hereby amended and restated to read in its entirety as follows:

“Section 7.15. Post-Closing New MDC Board and Committee Representation.

(a)       Prior to the consummation of the MDC Merger, MDC shall cause all directors, other than Irwin Simon, Wade Oosterman and Desiree Rogers (such persons, together with their respective successors or replacements determined in accordance with this Agreement, the “Continuing Independent Directors”), Bradley Gross and Mark Penn, to resign and shall take all requisite action such that each of Rodney Slater, Brandt Vaughan, Charlene Barshefsky and one additional individual nominated in accordance with paragraph (c) below (such persons, together with their respective successors or replacements determined in accordance with this Agreement, the “Stagwell-Nominated Directors”), be appointed to the board of directors of New MDC (the “New MDC Board”), effective as of the Closing, to serve until their respective successors are duly elected and qualified or until each such director’s earlier death, resignation or removal. At all times during the period from and after the Closing until such time as Stagwell and/or its Affiliates collectively Beneficially Own 10% or less of New MDC’s then-issued and outstanding voting securities (the “Post-Closing Governance Period”), at least seven of the nine members of the New MDC Board shall be Stagwell-Independent (as defined herein).

(b)       Subject to the fiduciary duties of the New MDC Board, during the Post-Closing Governance Period, New MDC shall cause all of the members of New MDC’s Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee (“the Nom/Gov Committee”) to be independent in accordance with the SEC and NASDAQ independence rules applicable to such committee of non-Controlled Companies. In addition to the foregoing, at all times during the Post-Closing Governance Period, New MDC shall cause the Nom/Gov Committee to be comprised solely of (i) two of the Continuing Independent Directors, to serve until their respective successors are duly appointed and qualified or until each such director’s earlier death, resignation or removal, and any successor or replacement thereof shall be determined by the remaining Continuing Independent Directors that are members of the Nom/Gov Committee or, if there are no Continuing Independent Directors at such time, the remaining members of the Nom/Gov Committee at such time, and (ii) one member of the New MDC Board other than a Continuing Independent Director, as determined by the members of the Nom/Gov Committee, which member shall be Stagwell-Independent.

The composition of all other committees of the New MDC Board will be determined by the then-current New MDC Board.

(c)       Subject to the fiduciary duties of the New MDC Board, New MDC shall cause the Continuing Independent Directors and the Stagwell-Nominated Directors to be nominated as part of New MDC’s proposed slate of directors at the next two annual meetings of New MDC stockholders for the election of directors following the Closing; provided that, in the event that any such Continuing Independent Director or Stagwell-Nominated Director (i) is unwilling or unable to continue serving as a director of New MDC for any reason, (ii) ceases to be Stagwell-Independent, or (iii) resigns, dies, becomes disabled or is otherwise removed, the Nom/Gov Committee shall consult with Stagwell in advance and select a replacement nominee or director who satisfies the last sentence of clause (a) hereof; provided that, solely with respect to any Stagwell-Nominated Director, any replacement nominee or director selected by the Nom/Gov Committee shall be approved by Stagwell (in its sole discretion). During the Post-Closing Governance Period, no Continuing MDC Director nor any Stagwell-Nominated Director may be removed from the Board by Stagwell without the approval of the Nom/Gov Committee.

(d)       For so long as Stagwell and its Affiliates collectively Beneficially Own 30% or more of the then-issued and outstanding voting securities of New MDC, Stagwell and New MDC shall, as a condition to being nominated to the New MDC Board, cause each member of the New MDC Board to enter into an agreement setting forth that if (i) such member of the New MDC Board is a nominee to the New MDC Board (excluding, for the avoidance of doubt, any such nominee serving as CEO of New MDC at such time) and such nominee receives, in an uncontested election (an “Election”), a number of votes “withheld” from his or her election that is greater than the number of votes cast “for” the election of such nominee, excluding for this purpose any votes cast “for” or “withheld” in the election of such nominee by Stagwell or its Affiliates, and (ii) as of the applicable record date for such Election, Stagwell and its Affiliates collectively Beneficially Owned 30% or more of New MDC’s then-issued and outstanding voting securities, then such Person shall tender his or her resignation from his or her position as a director of the New MDC Board (a “Resignation”). In such event, the New MDC Board shall evaluate such director’s Resignation and determine its response in accordance with its fiduciary duties. Unless the New MDC Board decides to reject such Resignation or to postpone the effective date of such Resignation, such Resignation shall become effective sixty (60) days after the date of the applicable Election. In making a determination whether to reject the Resignation or postpone the effective date of the Resignation, the New MDC Board shall consider all factors it considers relevant to the best interests of New MDC. In the event a director tenders a Resignation pursuant to this Section 7.15(d), New MDC shall not permit such director to participate in the portion of any meeting of the New MDC Board during which the vote on his or her Resignation occurs. New MDC agrees that it shall issue a news release reasonably promptly following the New MDC Board's decision with respect to any such Resignation. In the event a director’s Resignation is accepted in accordance with this Section 7.15(c), (x) if such Director was a Continuing Independent Director or a Stagwell Nominated-Director or a successor of any of the foregoing, subject to the last sentence of clause (a) hereof, the resulting vacancy shall be filled by the Nom/Gov Committee; provided that, in the event that the director submitting such Resignation is a Stagwell-Nominated Director or a successor thereof, the Nom/Gov Committee shall consult in advance with Stagwell and submit any replacement nominee to Stagwell for approval prior to filling such vacancy (such approval to be exercised in Stagwell’s sole discretion), and (y) if such director was nominated or appointed by Goldman Sachs (the “Goldman Nominee”) pursuant to any rights Goldman Sachs may have pursuant to the terms of any shares of preferred stock of New MDC, the resulting vacancy shall be filled by Goldman Sachs.

(e)       During the Post-Closing Governance, unless otherwise approved by the Non/Gov Committee, the New MDC Board shall consist of nine members with each member entitled to one vote.

5.	Other Post-Closing Governance Matters. Section 7.16 of the Agreement is hereby amended and restated to read in its entirety as follows:

“Section 7.16 Other Post-Closing Governance Matters. The parties hereby agree that, for so long as (x) Stagwell and its Affiliates collectively Beneficially Own more than 10% of New MDC’s then-issued and outstanding voting securities, (y) Stagwell has nominated directors constituting a majority of the New MDC Board, or (z) Stagwell has the contractual right to appoint a majority of the New MDC Board:

(a)       any related-party transaction by and between New MDC or any of the MDC Subsidiaries, on the one hand, and Stagwell or its Affiliates (other than New MDC and the MDC Subsidiaries), on the other hand, will require the approval of a majority of the independent and disinterested directors then-serving on the New MDC Board; provided, that, for the avoidance of doubt, any amendment or modification of (i) solely to the extent they relate to any right, power or preference unique to Stagwell or its Affiliates (other than New MDC and the MDC Subsidiaries), the New MDC Certificate of Incorporation or the New MDC Bylaws; (ii) any Ancillary Agreement; or (iii) this Agreement, including Section 7.15 and this Section 7.16, shall each be considered such a related-party transaction; and

(b)       any proposed business combination following the Closing by and between New MDC, on the one hand, and Stagwell or any of its Affiliates (other than New MDC and any of the MDC Subsidiaries), on the other hand, shall require (i) approval from a “majority of the minority” of New MDC stockholders, and (ii) the creation of a special committee of the post-Closing New MDC Board comprised solely of independent and disinterested directors with authority similar to that of the MDC Special Committee. For the avoidance of doubt, the foregoing requirement shall not apply to any business combination solely among direct or indirect Subsidiaries (other than OpCo) of New MDC.

(c)       For purposes of Section 7.15 and this Section 7.16, the following terms have the following meanings:

(i) ‘Beneficially Owns’ shall mean beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), but, with respect to Stagwell, shall expressly exclude any shares held directly by any of its limited partners that are not Affiliates of Stagwell.

(ii) ‘Stagwell-Independent’ shall mean (A) independent with respect to New MDC in accordance with SEC and NASDAQ independence rules applicable to a NASDAQ-listed company that is not a controlled company pursuant to NASDAQ rules (‘SEC/NASDAQ Independence Rules’); and (B) independent pursuant to the SEC/NASDAQ Independence Rules with respect to Stagwell, as if Stagwell had equity securities that were traded on NASDAQ and was subject to such SEC/NASDAQ Independence Rules. For greater certainty, the Goldman Nominee (currently Bradley Gross) shall be considered to be Stagwell-Independent. In the event that New MDC is listed on a securities exchange other than NASDAQ, such exchange’s applicable rules regarding independent of directors for non-controlled companies will replace the rules of the NASDAQ to the extent reflected in the foregoing.

6.	Effectiveness. This Amendment No. 2 shall become effective as of the date first written above (the “Second Amendment Effective Date”).

7.	Reference to and Effect on the Agreement.

(a)	On or after the Second Amendment Effective Date, each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import referring to the Agreement shall mean and be a reference to the Agreement as amended by this Amendment No. 2.

(b)	Except as amended hereby, the provisions of the Agreement are and shall remain in full force and effect.

8.	Miscellaneous. The provisions of Sections 11.01 (Notices), 11.02 (Interpretations), 11.03 (Governing Law; Jurisdiction; Specific Performance; Waiver of Jury Trial), 11.04 (Counterparts; Electronic Transmission of Signatures), 11.05 (Assignment; No Third-Party Beneficiaries), 11.07 (Severability), 11.08 (Entire Agreement) and 11.09 (Amendment) of the Agreement shall apply mutatis mutandis to this Amendment No. 2.

[Remainder of this page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have duly entered into this Amendment No. 2 as of the date first written above.

MDC PARTNERS INC.

By:	/s/ Frank Lanuto
Name:	Frank Lanuto
Title:	Chief Financial Officer

STAGWELL MEDIA LP
By: The Stagwell Group LLC, its General Partner

By:	/s/ Mark Penn
Name:	Mark Penn
Title:	Manager

NEW MDC LLC

By:	/s/ Frank Lanuto
Name:	Frank Lanuto
Title:	Chief Financial Officer

MIDAS MERGER SUB 1 LLC

By:	/s/ Frank Lanuto
Name:	Frank Lanuto
Title:	Chief Financial Officer

Signature Page – Amendment No. 2 to the Transaction Agreement